Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 11, 2005



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 11, 2005 [English translation].

dlw 3/22

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

March 11, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary (Sumisho Computer Systems Corporation)

This is to inform you that a subsidiary of Sumitomo Corporation ("the Company"), Sumisho Computer Systems Corporation has revised its projections on performance for the fiscal year ending March 31, 2005 (April 1, 2004 to March 31, 2005) announced on October 28, 2004.

Attachment:

Disclosed material of Sumisho Computer Systems Corporation

March 11, 2005

Company name: Sumisho Computer Systems Corporation
Representative's title and name: President and CEO, Yasuhito Nakagawa
(Stock code: No.9719, Tokyo Stock Exchange, First Section)
Contact: Treasury & Accounting Dep., General Manager Yujirou Nemoto
Tel. +81-3-5166-2500

Sumisho Computer Systems Corporation Announces Revision of Consolidated and Non-Consolidated Forecast for The Fiscal Year Ending March 31, 2005

On March 11, 2005, Sumisho Computer Systems Corporation (hereinafter, the "SCS"), announced today the following revisions of its consolidated results forecast for the fiscal year ending March 31, 2005 from those announced on October 28, 2004.

1. Revision of the forecast for the year ending March 31, 2005 (the period from April 1, 2004 to March 31, 2005.

(1) Consolidated Results Forecast (millions yen)

	Sales	Ordinary Income	Net Income
Prior forecast (A)	77,500	6,500	4,000
Revised forecast (B)	70,000	4,800	3,000
Change (B-A)	-7,500	-1,700	-1,000
Rate of Change (%)	-9.7	-26.2	-25.0
(For reference) Prior FY results ended March 31, 2004	76,675	7,122	3,978

(2) Non-consolidated Results Forecast (millions yen)

	Sales	Ordinary Income	Net Income
Prior forecast (A)	72,400	6,800	4,100
Revised forecast (B)	65,200	5,100	3,100
Change (B-A)	-7,200	-1,700	-1,000
Rate of Change (%)	-9.9	-25.0	-24.2
(For reference) Prior FY results ended March 31, 2004	70,874	6,936	4,102

2. Reasons for the revised forecast (consolidated and non-consolidated basis)

Since smaller IT investments in size, quicker delivery of results, fiercer competition, and larger costs before contract have increasingly come to the front in this fiscal year, business environment in the market seems to remain in a severe condition. Customers' IT investments, however, seem to have hit bottom and have been slightly improving from the latter phase of last year.

In this condition, the consolidated and non-consolidated sales are likely to fall below the prior forecast. Orders received go through a phase of recovery, compared to the same term last year, whereas those are unlikely to make a large contribution to sales and income for this fiscal year. In addition, some scheduled projects were delayed in taking action, some were passed up, and inspection of delivered results scheduled in this fiscal year is estimated to be postponed to the next fiscal year at the customers' own conveniences.

Furthermore, the consolidated and non-consolidated ordinary income and net income are also likely to fall below the prior forecast, due to decreasing sales, additional costs, and deterioration and deficit of some projects.

3. Other

Revision of projected dividends of common stock (JPY 13 per share) for the fiscal year ending March 31, 2005 from those announced earlier would not be forecasted at this time.
